UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

("Mereo" or the "Company" or the "Group")

Admission to trading on AIM of New Shares and initiation of trading on Nasdaq of American Depositary Shares

London, April 24, 2019 – Mereo BioPharma Group plc (AIM: MPH) (NASDAQ: MREO), a clinical stage, UK-based, biopharmaceutical company focused on rare diseases, today announces that, in connection with the completed merger with OncoMed Pharmaceuticals, Inc. (“OncoMed”) that was announced yesterday (the "Merger"), the 24,783,320 new ordinary shares of Mereo (the "New Shares") issued as consideration for the Merger by Mereo to Citibank, N.A., London Branch, as custodian, have today been admitted to trading on AIM and 4,956,664 American Depositary Shares (each representing five New Shares) which Mereo instructed Citibank, N.A., as depositary, to issue to the former stockholders of OncoMed, have today been admitted to trading on the Nasdaq Global Market under the ticker symbol “MREO”.

Commenting on the announcement, Mereo’s Chief Executive Officer, Dr. Denise Scots-Knight, said:

“The completion of this merger represents a significant milestone for Mereo and its shareholders. Upon closing the merger, we have broadened our product pipeline and will have a strong cash position extending the current operational runway into mid 2020. We are excited to work with our two new Board Members who have joined from OncoMed and to now have our US operations based in Redwood City, California. We believe having a more diversified, global shareholder base will be instrumental to Mereo as we advance our programs.”

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have substantial preclinical, clinical and manufacturing data packages. Mereo's four product candidates have previously generated positive clinical data for Mereo's target indications or in related indications. Mereo has commenced randomized Phase 2 clinical trials for all four of the product candidates. In connection with the merger with OncoMed, Mereo added two candidates to its pipeline, Navicixizumab and Etigilimab.

•	BPS-804 for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial data expected in Q2 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;
•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced dosing of the first patient in a Phase 2 dose ranging study in the U.S. with data expected around the end of 2019;
•	BCT-197 for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;
•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;
•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and
•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and is currently in a Phase 1b combination study with nivolumab. Etigilimab is part of

OncoMed’s prior collaboration with Celgene. Celgene has the option to obtain an exclusive licence to develop and commercialize the product. If Celgene exercises such option, OncoMed (now a wholly-owned indirect subsidiary of Mereo) will be eligible to receive a $35 million opt in payment.

For Further Enquiries:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Evercore (Financial Adviser to Mereo)	+44 (0)20 7653 6000
Julian Oakley
Tom Watson

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford Jamil Miah
FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Jill Steier

Important Notice

Each of Evercore Partners International LLP ("Evercore"), Cantor Fitzgerald Europe (“Cantor Fitzgerald”) and RBC Europe Limited (“RBC”), which is authorized and regulated in the United Kingdom by the FCA, is acting exclusively for Mereo and no one else in connection with the Merger and accordingly will not be responsible to anyone other than Mereo in providing the protections afforded to clients of Evercore, Cantor Fitzgerald or RBC (as applicable) nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein. None of Evercore, Cantor Fitzgerald or RBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statue or otherwise) to any person who is not a client of Evercore, Cantor Fitzgerald or RBC (as applicable) in connection with this announcement, any statement contained herein or otherwise.

Save for the responsibilities and liabilities, if any, of Evercore, Cantor Fitzgerald and RBC under the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or in respect of fraudulent misrepresentation, no representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by or on behalf of Evercore, Cantor Fitzgerald or RBC or by their respective affiliates, agents, directors, officers and employees as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

This announcement has been issued by and is the sole responsibility of Mereo. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change without notice. Subject to the AIM Rules, the UK Disclosure Guidance and Transparency Rules and MAR, the issue of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of Mereo or OncoMed since the date of this announcement or that the information in this announcement is correct as at any time subsequent to the date of this announcement.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this announcement, or other information referred to herein, comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No statement in this announcement is intended to be a profit forecast, and no statement in this announcement should be interpreted to mean that earnings per share of Mereo for the current or future financial years would necessarily match or exceed the historical published earnings per share of Mereo.

Forward-Looking Statements

This communication contains "forward-looking statements". All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company's business, including those described in the Company's annual reports, relevant reports and other documents published from time to time by the Company or filed by the Company with the SEC. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
	Name:	Denise Scots-Knight
	Title:	Chief Executive Officer